UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:  September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-K

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of Registrant:	Inspired Entertainment, Inc.

Address of principal executive office: City State and ZIP Code:	50 West 57th Street, Suite 415 New York, NY 10107

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period.

Inspired Entertainment, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 (the “Form 10-Q”) by November 9, 2023, the original due date for such filing, without unreasonable effort or expense due to the circumstances described below.

As previously reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”), on November 2, 2023, in connection with the preparation of the financial statements to be included in the Form 10-Q, management, in consultation with the Company’s current independent registered public accounting firm, KPMG LLP, identified certain accounting errors relating to the compliance with U.S. GAAP relating to the Company’s accounting policies for capitalizing software development costs. The Company is currently undertaking a review of other financial statement line items and related accounting policies to ensure U.S. GAAP compliance. It is currently unable to determine whether this review will result in further adjustments being required.

On November 2, 2023, the Audit Committee (the “Audit Committee”) of the Board of Directors, in consultation with the Company’s management, determined that the Company’s previously issued financial statements included in the Company’s Annual Report on Form 10-K for the years ended December 31, 2021 and 2022 and associated reports of the Company’s prior independent registered public accounting firm, Marcum LLP, as well as the Company’s previously issued unaudited condensed consolidated financial statements during those years, as well as for the first and second quarters of 2023 included in the Company’s Quarterly Reports on Form 10-Q (the “Subject Periods”) contained accounting errors as set forth above. As a result of these errors, the Audit Committee has determined that the Company’s consolidated financial statements for the Subject Periods should no longer be relied upon and should be restated. Similarly, any previously issued or filed auditor or other reports, press releases, earnings releases, investor presentations or other communications of the Company describing the Company’s financial results or other financial information relating to the Subject Periods should no longer be relied upon. As a result of the foregoing accounting errors, the Company intends to restate its consolidated financial statements and the notes thereto with respect to the Subject Periods in an amendment to the Company’s prior Annual Report on Form 10-K for the years ended December 31, 2021 and 2022 and the Company’s condensed consolidated financial statements during those years, as well as the first and second quarters of 2023 included in the Company’s prior Quarterly Reports on Form 10-Q for such periods (the “Amended Reports”) to be filed with the SEC. The adjustments to such financial statement items will be set forth through expanded disclosure in the financial statements included in the Amended Reports, including further describing the restatement and its impact on previously reported amounts.

Additionally, the Company’s management has concluded that as a result of the financial statement errors noted above, one or more additional material weaknesses exist in the Company’s internal control over financial reporting. Also as disclosed in the Company’s Current Report on Form 8-K filed with the SEC on November 8, 2023, there is a risk that the Company will be unable to obtain, if needed, any required waivers under its debt indenture with respect to a significant delay in filing periodic reports with the SEC, which could affect its ability to continue as a going concern.

The Company is diligently pursuing completion of the restatements and intends to make such filings as soon as reasonably practicable. Due to the time and effort required to complete the preparation of the restatements, the Company was unable, without unreasonable effort or expense, to complete and file the Form 10-Q within the prescribed time period.

Please refer to Item 4.02 of the Form 8-K for additional details.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Carys Damon	+44(0)7969 537377
Name	Telephone Number

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the forthcoming restatements, the Company is unable to estimate any significant change in results of operations from the corresponding period for the last fiscal year at this time.

Inspired Entertainment, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2023	/s/ Carys Damon
Carys Damon
General Counsel